KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31, 1998


                           STATEMENT OF INCOME(LOSS)
                           -------------------------

TRADING INCOME(LOSS)
Realized Trading Gain/(Loss)                                       $ (44,193.09)
Change in Unrealized Gain/(Loss)                                     964,419.68
Gain/(Loss) on Other Investments                                           0.00
Brokerage Commission                                                (206,134.09)
                                                                   ------------
Total Trading Income                                               $ 714,092.50

EXPENSES
Audit Fees                                                         $       0.00
Administrative and Legal Fees                                          9,369.73
Management Fees                                                            0.00
Incentive Fees                                                        47,079.21
Other Expenses                                                       110,483.17
                                                                   ------------
TOTAL EXPENSES                                                     $ 165,932.11

Interest Income                                                    $  74,056.04

Net Income(Loss) for the Period                                    $ 621,216.43
                                                                   ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

                                                                   TOTAL FUND

Beginning of Month                                               $22,485,348.69
Addition                                                           2,463,667.40
Withdrawal                                                          (207,135.05)
Net Income/(Loss)                                                    621,216.43
                                                                 --------------
Month End                                                        $25,363,097.47

Month End NAV Per Unit                                           $       113.19

Month Rate of Return                                                       2.76%
Year to Date Rate of Return                                               13.08%


                    To the best of our knowledge and belief,
                the information above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    KENMAR ADVISORY CORP., Managing Owner of

[KENMAR LOGO]

-------------------------
ALLOCATION OF
ASSETS TO ADVISORS

             JAN 1  DEC 1
             -----  -----
             1999   1998
             -----  -----
Dreiss
              19%    19%
Hirst
              23%    23%
Hyman Beck
              25%    24%
Sunrsie
              21%    22%
Willowbridge
              12%    12%
-------------------------


KENMAR GLOBAL TRUST
DECEMBER 1998 SUMMARY


January 18, 1999



The net asset value per unit Kenmar Global Trust (KGT) was up 2.8% for the month of December. As of December 31, 1998, the net asset value per unit was $113.19, up 13.1% year to date.

KGT had a strong December with gains coming from most sectors. The financial area was most profitable, with the Japanese Government Bond (JGB) providing very significant profits. The grains, tropicals and currencies were also very profitable, with positions in the Japanese Yen, wheat, corn and sugar contributing nicely. Additional gains were booked in the indices, energies and precious metals areas with the only negative sector being non-precious metals. All in all, a strong ending for the year.

YEAR END SUMMARY
Once again, investors have cause to celebrate as a barrage of global events did not deter the bull market. It seemed nothing could stop the U.S. stock market in 1998 - not Asia, Brazil, a bankrupt Russia, impeachment hearings, nor slowing corporate earnings growth. At first glance, the performance of major U.S. equity markets in 1998 seems similar to that from the previous three years (strong returns were again posted in the Dow, S&P and the NASDAQ indices). However, the route that these markets took in achieving these returns was in fact quite different than past years.

Deflation was the major trend in the commodity markets during 1998. Physical commodities, which include everything from metals to grains to energies and tropicals (coffee, sugar, cocoa, etc.), all had one thing in common: price trends were down. As an example, crude oil is currently selling for about half its price of a year ago. Gas in some areas is as low as $.60/gallon, which is a 25-year low on an inflation adjusted basis. In fact, virtually all commoditities hit multi-year lows in 1998 including the major grains and base metals, and many continue to hover at or near those levels today. The Bridge/CRB index (abasket of commodities) was at a 21-year low at the end of December. There were many reasons why commodities hit these low levels; the main reason was supply and demand in Asia. Demand has decrease in the Pacific Rim, which had previously been a major growth area. while the supply of physical commodities has increased.

Although past performance is no indication of future results, our ability to generate double-digit returns in 1998, despite deflation in the commodity markets, illustrates one of the major advantages of a managed futures investment. The ability of the advisors to go short (take advantage of downward price movements) as well as long (benefit from a rise in prices) produced gains in the energy markets, grains and precious and base metals. As a result of a deflationary trend in the commodity markets we were able to profit from global interest rates moving lower. In fact, in


-------------
Past performance is not necessarily indicative of future results.
Performance shown is net of all fees and expenses.

August (which happened to be the worst monthly performance in the S&P since August 1990 and the second worst monthly performance since January 1980) and September, when fears emerged over capital markets liquidity, continued Russian problems, possible contagion in South America and the specter of falling corporate profits, managed futures was one of the few bright spots in the investment spectrum. The strong performance of KGT during this time reinforced the historic non-correlated characteristics of managed futures.

1998 proved to be a very mixed year for equity investors. For those who owned the large cap stocks in the NASDAQ or the S&P it was a spectacular year and those who owned the Dow components had a good year. However, lurking behind those indices were some darker facts. The average mutual fund lagged the S&P markedly. Moreover, about half the stocks in the S&P generated no better than money market returns. The news was even grimmer for those who concentrated on small caps. For the fifth consecutive year, the Russell 2000 (a measurement of small caps) under-performed the more widely accepted indices; it finished 1998 in negative territory.

What does all this mean? Economic and interest rate crosscurrents continue to exist throughout the world today. Leading pundits differ on the future direction of earnings, as well as stock and bond market direction. Because of the continued uncertainty in the market place, it appears to us that diversification among various investment classes is prudent. This is the rationale for the inclusion of managed futures in a diversified portfolio.

We expect 1998 K-1s to be mailed during the first week in March. We wish all our investors and friends a very healthy and prosperous 1999.

To the best of my knowledge and belief, the information above is accurate and complete.


Sincerely,

/s/ BOB
Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


-------------
Past performance is not necessarily indicative of future results.
Performance shown is net of all fees and expenses.